EXHIBIT 107

Calculation of Filing Fee Tables

425(b)(5)

(Form Type)

PLBY GROUP, INC.

(Exact Name of Registrant as Specified in its Charter)

Table 1: Newly Registered Securities

	Security Type	Security Class Title	Fee Calculation	Amount Registered(1)	Proposed Maximum Offering Price Per Share	Maximum Aggregate Offering Price	Fee Rate	Amount of Registration Fee
Newly Registered Securities
Fees to Be Paid	Equity	Common Stock, par value $0.0001 per share	457(o)	6,357,341	$2.5561	$16,250,000	$110.20 per $1,000,000	$1,790.75
Total Offering Amounts						$16,250,000		$1,790.75
Total Fee Offsets								—
Net Fees Due								$1,790.75(2)

(1)       Represents the maximum number of shares of PLBY Group, Inc. common stock, par value $0.0001 per share, issuable in a registered direct offering to investors pursuant to the prospectus supplement and the accompanying prospectus, to which this document is an exhibit, and a securities purchase agreement with such investors.

(2)       Previously paid.